Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – March 31, 2026

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, 07745 Jena, Winzerlaer Str. 2

Index to unaudited condensed consolidated financial statements for the three months ended March 31, 2026

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025			F-3
Unaudited condensed consolidated statements of financial position as of March 31, 2026 and December 31, 2025			F-4
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2026 and 2025			F-5
Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025			F-6
Notes to the unaudited condensed consolidated financial statements			F-7
1.		Summary of significant accounting policies and other disclosures	F-7
	a)	Reporting entity and the Group’s structure	F-7
	b)	Basis of preparation	F-7
2.		Revenues	F-8
3.		Cost of sales	F-8
4.		Sales and marketing expenses	F-8
5.		Research and development expenses	F-8
6.		General and administrative expenses	F-8
7.		Other income	F-8
8.		Net financial result	F-9
9.		Inventory	F-9
10.		Other assets	F-9
11.		Tax receivables	F-10
12.		Financial assets and financial liabilities	F-10
13.		Trade payables and other accrued liabilities	F-11
14.		Cash and cash equivalents	F-11
15.		Equity	F-11
16.		Share-based payments	F-12
	a)	Equity settled share-based payment arrangements	F-12
	b)	Share-based payment expense recognized	F-13
	c)	Share options exercised	F-13
17.		Protective foundation	F-13
18.		Subsequent events	F-13

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025

		For the three months ended March 31,
	Note	2026 (unaudited)	2025 (unaudited)
		(in €, except for share data)

Revenues	2	—	—
Cost of sales	3	—	(9,291)
Gross profit (loss)		—	(9,291)
Sales and marketing expenses	4	(108,072)	(1,457,978)
Research and development expenses	5	(4,170,546)	(7,016,336)
General and administrative expenses	6	(3,177,444)	(5,062,605)
Other income	7	247,978	541,098
Other expenses		(66)	(26)
Operating result		(7,208,150)	(13,005,139)
Finance income	8	334,768	493,764
Finance expenses	8	(14,809)	(4,086)
Foreign exchange result	8	492,382	(1,908,829)
Other financial result	8	803,160	6,110,264
Income taxes		—	—
Income (loss) for the period		(5,592,649)	(8,314,027)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(15,026)	(150,667)
Total comprehensive income (loss)		(5,607,675)	(8,464,694)

Share information
Weighted average number of shares outstanding		72,292,859	63,312,911
Income (loss) per share (basic/diluted)		(0.08)	(0.13)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of March 31, 2026 and December 31, 2025

	Note	March 31, 2026 (unaudited)	December 31, 2025
		(in €)
ASSETS
Non-current assets
Property and equipment		278,775	289,317
Right-of-use assets		791,173	861,667
Intangible assets		45,597	42,255
Other assets	10	139,192	151,198
Financial assets	12	237,459	237,373
Total non-current assets		1,492,196	1,581,810
Current assets
Current other assets	10	3,213,773	3,261,038
Other assets from government grants and research allowance	10	2,732,817	2,487,763
Tax receivables	11	1,650,338	1,428,428
Financial assets	12	24,806,894	30,435,088
Cash and cash equivalents	14	14,993,792	16,022,171
Total current assets		47,397,615	53,634,487
TOTAL ASSETS		48,889,811	55,216,297

EQUITY AND LIABILITIES
Equity
Issued capital	15	8,675,143	8,675,143
Share premium		354,975,760	354,975,760
Other capital reserves		49,501,597	48,560,500
Accumulated deficit		(383,418,650)	(377,826,001)
Other components of equity		7,156,353	7,171,379
Total equity		36,890,203	41,556,781
Non-current liabilities
Lease liabilities		571,737	640,973
Other liabilities	13	36,877	36,877
Total non-current liabilities		608,614	677,850
Current liabilities
Trade and other payables	12	4,845,138	5,399,383
Lease liabilities		251,291	256,943
Employee benefits		655,974	1,164,259
Liabilities to warrant holders		5,250,652	5,802,128
Other liabilities	13	387,938	358,954
Total current liabilities		11,390,994	12,981,666
Total Liabilities		11,999,608	13,659,516
TOTAL EQUITY AND LIABILITIES		48,889,811	55,216,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2026 and 2025

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2026		72,292,859	8,675,143	354,975,760	48,560,500	(377,826,001)	7,171,379	41,556,781
Loss for the period		—	—	—	—	(5,592,649)	—	(5,592,649)
Exchange differences on translation of foreign currency		—	—	—	—	—	(15,026)	(15,026)
Total comprehensive loss		—	—	—	—	(5,592,649)	(15,026)	(5,607,675)
Equity-settled share-based payments	16	—	—	—	941,097	—	—	941,097
Balance as of March 31, 2026		72,292,859	8,675,143	354,975,760	49,501,597	(383,418,650)	7,156,353	36,890,203

Balance as of January 1, 2025		59,351,710	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period		—	—	—	—	(8,314,027)	—	(8,314,027)
Exchange differences on translation of foreign currency		—	—	—	—	—	(150,667)	(150,667)
Total comprehensive loss		—	—	—	—	(8,314,027)	(150,667)	(8,464,694)
Issuance of common shares		8,395,420	1,007,450	15,136,235	—	—	—	16,143,687
Transaction costs		—	—	(1,109,330)	—	—	—	(1,109,330)
Equity-settled share-based payments	16	—	—	—	2,480,006	—	—	2,480,006
Balance as of March 31, 2025		67,747,130	8,129,656	348,956,590	46,595,867	(340,506,248)	7,289,843	70,465,708
*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025

		For the three months ended March 31,
	Note	2026 (unaudited)	2025 (unaudited)
		(in €)
Operating activities
Loss for the period		(5,592,649)	(8,314,027)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		87,182	113,801
Net finance income	8	(1,615,501)	(4,691,112)
Share-based payment expense	16	941,097	2,480,006
Net foreign exchange differences and other adjustments		(74,236)	972,608
Changes in:
Other assets from government grants and research allowances		(245,055)	(532,860)
Other assets and trade receivables	10	(162,639)	(389,188)
Employee benefits		(508,285)	(1,350,189)
Other liabilities	13	28,984	46,295
Trade and other payables	13	(554,245)	(3,027,828)
Inventories	9	—	2,295
Interest received	10	318,130	678,717
Interest paid		(15,130)	(4,191)
Net cash used in operating activities		(7,392,345)	(14,015,672)
Investing activities
Purchase of intangible assets, property and equipment		(9,467)	(10,446)
Purchase of current and non-current financial assets		(2,115,712)	—
Proceeds from sale of current financial assets		8,263,658	17,666,078
Net cash from / (used in) investing activities		6,138,480	17,655,632
Financing activities
Proceeds from issuance of ordinary shares		—	16,143,686
Proceeds from pre-funded warrants		—	12,915,909
Transaction costs from issuance of ordinary shares and pre-funded warrants		—	(1,949,998)
Repayment of lease liabilities		(74,690)	(100,097)
Net cash from / (used in) financing activities		(74,690)	27,009,500
Net increase/decrease in cash and cash equivalents		(1,328,555)	30,649,459
Effect of exchange rate changes on cash and cash equivalents		300,176	(1,738,808)
Cash and cash equivalents at beginning of period		16,022,171	18,375,979
Cash and cash equivalents at end of period	14	14,993,792	47,286,630

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by focusing on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. These consolidated financial statements of InflaRx comprise the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the three-month periods ended March 31, 2026, and 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. The condensed consolidated financial statements require management to make judgments, estimates and assumptions which are the same as at year end. Estimates and underlying assumptions are reviewed on an ongoing basis. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2025 on Form 20–F.

These consolidated financial statements have been prepared on the basis that the group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of the business. The Group expects to incur operating losses for the foreseeable future due to, among other things, costs related to the continued advancement of its clinical programs and the operation of its administrative organization. As a result, a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, these condensed consolidated financial statements should be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2025 on Form 20–F.

The Group’s primary sources of funds are proceeds from the sale of its shares including the initial public offering, following offerings and government grants.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on May 6, 2026.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded to the nearest euro. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2026, and do not have a material impact on the consolidated financial statements of the Group:

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Classification and Measurement of Financial Instruments

•	Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Contracts Referencing Nature-dependent Electricity

•	IFRS 18 Presentation and Disclosure in Financial Statements

•	Annual Improvements Volume 11

On January 8, 2026, InflaRx announced a restructuring and a change in strategy, focusing future resource allocation predominantly towards further clinical development of izicopan. As part of this strategy, a significant reduction of its workforce was announced, predominantly in areas which were supporting commercialization and late-stage development of vilobelimab. These measures, including write-down of product inventory and one-time restructuring cost already reflected in the 2025 financial statements and additional one-time restructuring costs of €0.6 million in the three months ended March 31, 2026, once successfully implemented, are expected to reduce the future cost structure of the Company.

2.	Revenues

For both the three months ended March 31, 2026 and the three months ended March 31, 2025, the Company did not generate any revenue. For 2026, this is attributable to the Company’s discontinuation of GOHIBIC (vilobelimab) sales activities in the United States in December 2025.

3.	Cost of sales

During the three months ended March 31, 2026, the Group incurred €0.0 thousand (2025: €9.3 thousand) of cost of sales. The fact that no cost of sales were incurred in the three months ended March 31, 2026 is attributable to the discontinuation of our sales activities in December 2025.

4.	Sales and marketing expenses

During the three months ended March 31, 2026, the Group incurred €0.1 million (2025: €1.5 million) of sales and marketing expenses in the United States. This decrease of €1.4 million is attributable to the discontinuation of sales activities at the end of 2025. The expenses of €0.1 million during the three months ended March 31, 2026 relate to processing costs associated with closing down sales operations.

5.	Research and development expenses

During the three months ended March 31, 2026, the Group incurred €4.2 million (2025: €7.0 million) of research and development expenses. These expenses are mainly composed of €2.0 million (2025: €2.7 million) in personnel costs due to lower share-based payment expense and €1.9 million (2025: €4.0 million) in external services for the Group’s research and development projects. Restructuring expenses in the amount of €0.4 million incurred during the three months ended March 31, 2026 for employee-related expenses.

6.	General and administrative expenses

During the three months ended March 31, 2026, the Group incurred €3.2 million (2025: €5.1 million) of general and administrative expenses. These expenses are mainly composed of €1.8 million (2025: €2.6 million) in personnel costs due to lower share-based payment expense, €0.6 million (2025: €1.0 million) in legal, consulting and audit fees, €0.8 million (2025: €1.5 million) in other general and administrative expenses. Restructuring expenses in the amount of €0.2 million were incurred during the three months ended March 31, 2026 for employee-related expenses.

7.	Other income

Other income for the three months ended March 31, 2026 amounted to €0.2 million (2025: €0.5 million) and primarily relates to research allowances recognized in connection with eligible research and development expenditures incurred during the period.

8.	Net financial result

	For the three months ended March 31,
	2026 (unaudited)	2025 (unaudited)
		(in €)

Interest income	334,768	493,764
Interest expenses	—	(443)
Interest on lease liabilities	(14,809)	(3,643)
Financial result	319,959	489,678

Foreign exchange income	764,782	1,229,009
Foreign exchange expense	(272,400)	(3,137,838)
Foreign exchange result	492,382	(1,908,829)

Result of expected credit loss adjustment on marketable securities	—	—
Result from the revaluation of pre-funded warrants at fair value	803,160	6,110,264
Other financial result	803,160	6,110,264
Net financial result	1,615,501	4,691,112

For the three months ended March 31, 2026, the net financial result decreased by €3.1 million to a gain of €1.6 million, compared with a gain of €4.7 million for the three months ended March 31, 2025. The decrease is mainly attributable to a €5.3 million lower fair value adjustment of pre-funded warrants issued in February 2025, partially offset by a €2.4 million improvement in foreign exchange results due to a short-term weakening of the U.S. dollar.

9.	Inventory

As of March 31, 2026 and December 31, 2025, inventory amounted to €0.0 million. As part of its strategic refocusing, the Group discontinued GOHIBIC (vilobelimab) commercial activities and related functions in the United States. Due to this discontinuation, inventory has been fully written down.

10.	Other assets

	As of March 31, 2026 (unaudited)	As of December 31, 2025
	(in €)
Non-current other assets
Prepaid expenses	139,192	151,198
Total non-current other assets	139,192	151,198
Current other assets
Prepayments on research & development projects	2,252,867	2,222,380
Prepaid expenses	788,585	923,832
Others	172,321	114,826
Total current other assets	3,213,773	3,261,038
Other assets from research allowances
Current other assets from research allowances	2,732,817	2,487,763
Total other assets from research allowances	2,732,817	2,487,763
Total other assets	6,085,783	5,899,999

As of March 31, 2026, prepayments on research and development projects amounted to €2.3 million compared to €2.2 million as of December 31, 2025, and consist of prepayments on CRO contracts.

Prepaid expenses consist mainly of prepaid D&O insurance expense for the year 2026, which will be recognized into general and administrative expenses pro rata over the year.

As of March 31, 2026, other assets from research allowances were €2.7 million compared to  €2.5 million as of December 31, 2025, which represent reimbursements the Company qualifies for under the German Research Allowance Act (government grant). The increase is due to additional receivables recognized for eligible expenses incurred in the three months ended March 31, 2026 in the amount of €0.2 million.

11.	Tax receivables

As of March 31, 2026, tax receivables amounted to €1.7 million (VAT: €0.5 million, income tax receivables: €1.2 million) compared to €1.4 million (VAT: €0.3 million, income tax receivables: €1.1 million) as of December 31, 2025.

12.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026 (unaudited)	As of December 31, 2025
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,459	237,373
Thereof marketable securities	—	—
Current financial assets	24,806,894	30,435,088
Thereof marketable securities	24,690,348	30,211,169
Financial liabilities at amortized cost
Trade and other payables	5,057,588	5,608,204
Financial liabilities at fair value
Current liabilities to shareholders	5,250,652	5,802,128

In February 2025, the Company issued 6,750,000 pre-funded warrants to certain investors in the context of a public offering of securities. As of March 31, 2026, the fair value of the warrants amounted to €5.3 million (Level 1).

As of March 31, 2026, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €25.0 million (as of December 31, 2025: €33.5 million) (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of March 31, 2026, current and non-current financial assets decreased by €5.6 million to  €25.0 million compared to  €30.7 million of December 31, 2025. The decrease is mainly due to the financing of day-to-day operations. As of March 31, 2026, trade and other payables decreased by €0.6 million to €5.1 million compared to €5.6 million as of December 31, 2025. As of December 31, 2025 the Company temporarily had higher trade payables from CROs.

13.	Trade payables and other accrued liabilities

	As of March 31, 2026 (unaudited)	As of December 31, 2025
	(in €)

Accrued liabilities from R&D projects	3,375,492	3,424,362
Accrued liabilities from commercial activities	—	8,000
Accounts payable	366,679	972,383
Other accrued liabilities and payables	1,490,905	1,353,593
Total	5,233,077	5,758,338

Accrued liabilities from R&D projects include third party services from the Company’s ongoing R&D projects that have not yet been invoiced to the Company as of the reporting date.

14.	Cash and cash equivalents

	As of March 31, 2026 (unaudited)	As of December 31, 2025
	(in €)
Short-term deposits
Deposits held in U.S. dollars	1,574,317	7,510,452
Deposits held in euros	6,620,000	7,235,080
Total	8,194,317	14,745,532
Cash at banks
Cash held in U.S. dollars	6,094,726	843,915
Cash held in euros	704,749	432,724
Total	6,799,475	1,276,639
Total cash and cash equivalents	14,993,792	16,022,171

As of March 31, 2026, cash and cash equivalents decreased by €1.0 million to €15.0 million compared to €16.0 million as of December 31, 2025.

15.	Equity

On June 30, 2023, the Company filed a Form F-3, or the 2023-Registration Statement, with the Securities Exchange Commission, or the SEC, with respect to the offer and sale of securities of the Company, which became effective on July 11, 2023. The aggregate initial offering price of the securities that the Company may offer and sell under this prospectus will not exceed $250.0 million. In 2024, the Company subsequently filed a prospectus supplement with the SEC relating to an at-the-market program providing for the sale of up to $75.0 million of our ordinary shares over time pursuant to a sales agreement with Leerink Partners LLC, or the Sales Agreement.

We did not issue any ordinary shares under the 2023-Registration Statement in the first quarter of 2026.

In 2025, we issued 4,691,149 ordinary shares under the Sales Agreement, resulting in € 6.9 million ($8.0 million) in net proceeds. As of December 31, 2025 and March 31, 2026, the remaining value authorized for sale under the Sales Agreement amounted to $65.7 million.

In February 2025, the Company completed an underwritten public offering of 8,250,000 ordinary shares at a public offering price of $2.00 per ordinary share and, in lieu of ordinary shares to certain investors, pre-funded warrants to purchase 6,750,000 ordinary shares. The public offering price for each pre-funded warrant was equal to the price per share at which the ordinary shares were sold to the public, minus $0.001, which is the exercise price of each pre-funded warrant. The warrants are only exercisable by cashless exercise; the amount of ordinary shares to be received upon cashless exercise of such warrants is dependent on the Company’s market share price at the time of exercise. The net proceeds from the offering were €26.8 million ($28.0 million). The warrants have an indefinite expiration and are fully or partly exercisable at any time.

16.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2026	2025
Outstanding as of January 1,	148,433	148,433
Exercised during the three months ended March 31,	—	—
Outstanding as of March 31,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2026	2025
Outstanding as of January 1,	888,632	888,632
Exercised during the three months ended March 31,	—	—
Outstanding as of March 31,	888,632	888,632
thereof vested / exercisable	888,632	888,632

InflaRx also granted share options under the 2017 Long-Term Incentive Plan, or 2017 LTIP, subsequently to its IPO in November 2017. The total number of share options granted during the three months ended March 31, 2026 under the 2017 LTIP was as follows:

Number of share options	2026	2025
Outstanding as of January 1,	11,122,320	8,905,446
Granted during the three months ended March 31,	2,828,925	2,452,000
Expired during the three months ended March 31,	—	(98,876)
Forfeited during the three months ended March 31,	(25,000)	(136,250)
Outstanding as of March 31,	13,926,245	11,122,320
thereof vested / exercisable	11,097,320	10,505,820

The key information and assumptions related to share options granted during the three months ended March 31, 2026 under the 2017 LTIP were as follows:

Share options granted 2026	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpola ted, U.S. sovereign strips curve)

January 06	2,373,975	$0.930	0.8542	0.790 €	$1.17	1.02	5.50	3.772%
January 06	454,950	$0.796	0.8542	0.680 €	$1.17	1.02	5.49	3.771%
	2,828,925

Of the 2,828,925 options granted in the three months ended March 31, 2026 (ended March 31, 2025: 2,452,000), 2,136,450 options (March 31, 2025: 1,700,000) were granted to members of the executive management or Board of Directors. From these options 454,950 options were granted as performance options (March 31, 2025: 0). The awards are subject to two independent performance conditions, each covering 50% of the grant. The funding condition is a non-market condition valued using Black-Scholes, with expected vesting adjusted for probability. The share price condition is a market condition valued using a Monte Carlo simulation, with the probability embedded in fair value. Each tranche vests separately, with cliff vesting on December 31, 2026.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the three months ended March 31, 2026, the Company has recognized €0.9 million of share-based payment expense in the 2026 statements of operations and comprehensive loss.

For the three months ended March 31, 2025, the Company has recognized €2.5 million of share-based payment expense in the statements of operations and comprehensive loss including €356 thousand for the extension of option for the eight-year option terms to ten years.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the three months ended March 31, 2026, no shares (2025: nil) were issued upon the exercise of share options, resulting in no proceeds to the Company (ended March 31, 2025: nil).

17.	Protective foundation

According to the articles of association of the Company, up to 169,300,000 ordinary shares and up to 169,300,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the three months ended March 31, 2026, the Company expensed €11.0 thousand (2025: €15.0 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

18.	Subsequent events

There were no subsequent events requiring disclosure through May 6, 2026, the date these interim condensed consolidated financial statements were authorized for issue.